EXHIBIT (m)(10)(b)

SCHEDULE A EATON VANCE MUTUAL FUNDS TRUST AMENDED AND RESTATED CLASS C DISTRIBUTION PLAN August 9, 2010

	Adoption	Distribution
Fund	Date	Fee

Eaton Vance Floating-Rate Advantage Fund	August 6, 2007	0.60%
Eaton Vance Build America Bond Fund	October 19, 2009	0.75%
Eaton Vance Structured International Equity Fund	February 8, 2010	0.75%
Eaton Vance Global Macro Absolute Return Advantage Fund	August 9, 2010	0.75%